June 30, 2005




By U.S. Mail and Facsimile [(310)568-7720]

Mail Stop 3561


Ms. Susan M. Collyns
Principal Financial and Accounting Officer
California Pizza Kitchen, Inc.
6053 West Century Boulevard, 11th Floor
Los Angeles, California 90045-6438


Re:	California Pizza Kitchen, Inc.
	Form 10-K for the fiscal year ended January 2, 2005
      Filed April 4, 2005
	File No. 000-31149


Dear Ms. Collyns:


      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

* * * * *


Form 10-K (Fiscal year ended January 2, 2005)

Item 1.  Business
Unit Level Economics, page 7
1. We note your presentation of restaurant-level operating margin percentages within your discussion of unit level economics.
Please
revise this discussion, as appropriate, after you consider the following comment regarding the presentation of non-GAAP financial measures.

Management`s Discussion and Analysis
Results of Operations, page 23
2. In light of the issuance of FR-65, and the related guidance made available by the Division of Corporation Finance on June 13, 2003, we believe you should discontinue your presentations of restaurant operating margins and restaurant operating margin percentages. In this regard, our principal objection is to the exclusion of general and administrative expenses. Since the volume and timing of newly opened restaurants can have a material impact on your results of operations, the general and administrative costs that support existing operations and provide infrastructure to facilitate future growth should be included in any measure of profitability or performance.

Consolidated Financial Statements
Consolidated Statements of Income, page 40
3. Please consider the propriety of presenting "total restaurant operating costs" in light of the fact that your general and administrative costs support your restaurant operations. Also, pre-opening expenses and store closure costs, as well as the legal settlement reserve recorded in your most recent fiscal year, are all related to your restaurant operations.


       As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Ms. Kristin Shifflett, Staff Accountant, at
(202) 551-3381, if you have questions regarding comments on the financial statements and related matters.  Please contact me at
(202)
551-3211 with any other questions.


Sincerely,




      David R. Humphrey
							Accounting Branch Chief
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June 30, 2005
Ms. Susan Collyns
California Pizza Kitchen, Inc.
Page 1